The Men’s Wearhouse, Inc.
6380 Rogerdale Road
Houston, Texas 77072

April 20, 2015

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention: John Reynolds, Assistant Director

Re:                             The Men’s Wearhouse, Inc.
Registration Statement on Form S-4
Filed March 27, 2015
File No. 333-203073

Dear Mr. Reynolds:

In connection with the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 8, 2015 (the “Comment Letter”) relating to the above referenced Registration Statement on Form S-4 (as the same may be amended or supplemented, the “Registration Statement”) filed by The Men’s Wearhouse, Inc., a Texas corporation (the “Company”), on March 27, 2015 (File No. 333-203073), the Company hereby sets forth the below response to the comment of the Staff contained in the Comment Letter.

For convenience of reference, the Staff’s comment is reprinted in bold, and is followed by the response of the Company.

Where you can find more information..., page 110

1.                                      We note that you intend to incorporate by reference information required in Part III of your Annual Report on Form 10-K for the fiscal year ended January 31, 2015.  Please file the Part III information prior to requesting effectiveness of this registration statement.

Response:

We acknowledge the Staff’s comment and confirm that the Company will not request effectiveness of the Registration Statement until it has filed its definitive proxy statement to include the previously omitted Part III information.

*          *          *          *          *

Mr. John Reynolds

United States Securities and Exchange Commission

April 20, 2015

If you have any questions or would like further information concerning the Company’s response to the Comment Letter, please do not hesitate to contact Steven A. Seidman, Cristopher Greer or Laura L. Delanoy of Willkie Farr & Gallagher LLP, our external counsel, at (212) 728-8000. Thank you for your time and consideration.

The Men’s Wearhouse, Inc.

	By:	/s/ Jon W. Kimmins
Name: Jon W. Kimmins
Title: Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer
cc:	Steven A. Seidman, Esq.
Cristopher Greer, Esq.
Laura L. Delanoy, Esq.
Willkie Farr & Gallagher LLP